LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey 08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

February 8, 2019

VIA EDGAR

Ken Ellington

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:

Monteagle Funds (“Registrant”)

File Nos. 333-41461; 811-08529

Dear Mr. Ellington:

Kindly accept this letter in response to our telephone conversation on January 28, 2019, wherein you provided comments to the above-referenced Registrant’s 2018 Annual Report, Form N-CSR, filed on November 8, 2018. Your comments and the responses provided by the Registrant are set forth below.

1.

The Monteagle Select Value Fund has reported high portfolio turnover in its financial highlights Please explain if active and frequent trading is part of the Fund’s principal investment strategy and if so, add applicable risk related to portfolio turnover as a principal risk to the Summary Prospectus.

Response: The Registrant has reviewed the portfolio’s turnover rate and confirmed that the higher turnover rate reflected in 2018’s annual report is not a typical turnover rate for the portfolio.  The unusually high  turnover rate was a result of the sub-advisor repositioning the portfolio to accommodate the newly implemented screening of portfolio holdings.  Management does not believe that this will occur in the future.  Accordingly, no additional risk disclosure is necessary at this time.

2.

The disclosure in Note 3 to Financial Statements – Advisory Servicing Fees and other Transactions with Affiliates Notes – states that the Advisor pays all of the operating expenses of each Fund accept for certain expenses. However, the agreements with the service providers specify that the Trust will pay the fees, not the Advisor. For example, the Fund Accounting Services Agreement states that “the Trust agrees to pay all fees and reimbursable expenses

Mr. Ken Ellington

February 8, 2019

within 15 days following the receipt of the respective billing notice.” Please confirm whether the Advisor is current with all payments to service providers.

Response: The Advisor is current with all payments to service providers.

3.

Please include a statement that additional information about the trustees and officers is included in the Statement of Additional Information. See Item 27(b)(6) of Form N-1A.

Response: The Registrant will ensure that this statement will be included on all future filings.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.